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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         Toreador Resources Corporation
                                (Name of Issuer)

                   Common Stock, par value $0.15625 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   891050-10-6
        ----------------------------------------------------------------
                                 (CUSIP Number)

                                 David M. Brewer
                              c/o The Madison Group
                         590 Madison Avenue, 21st Floor
                               New York, NY 10022
                                 (212) 521-4241
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 20, 2003
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP No. 891050-10-6
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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       David M. Brewer
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       PF, OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
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                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   1,718,989
                                      ------------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  43,733
                                      ------------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                                  1,718,989
                                      ------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                                    43,733
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,767,722
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [X]

                       N/A
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       18.3%(1)
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

                       IN
--------------------------------------------------------------------------------

 (1) Based upon 9,337,517 Shares outstanding as of March 31, 2003 (according to information received from the Issuer), plus (i) 319,962 Shares which PHD Partners, LP, a partnership indirectly controlled by Mr. Brewer, may acquire within 60 days of March 31, 2003 upon the conversion of a convertible debenture held by PHD Partners, LP and (ii) 8,333 Shares which Mr. Brewer may acquire within 60 days of March 31, 2003 upon the exercise of outstanding stock options held by Mr. Brewer.

                                  SCHEDULE 13D

CUSIP No. 891050-10-6

--------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Joseph E. Griesedieck, III
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       PF, OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
  NUMBER OF
   SHARES                                   5,000
                            ----------------------------------------------------
                            8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                  43,733
                            ----------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
    EACH
 REPORTING                                  5,000
                            ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
   PERSON
    WITH                                    43,733
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,767,722
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [X]

                                N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                18.3%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                                IN
--------------------------------------------------------------------------------


 (1) Based upon 9,337,517 Shares outstanding as of March 31, 2003 (according to information received from the Issuer), plus (i) 319,962 Shares which PHD Partners, LP, a partnership indirectly controlled by Mr. Brewer, may acquire within 60 days of March 31, 2003 upon the conversion of a convertible debenture held by PHD Partners, LP and (ii) 8,333 Shares which Mr. Brewer may acquire within 60 days of March 31, 2003 upon the exercise of outstanding stock options held by Mr. Brewer.


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                                  SCHEDULE 13D

CUSIP No. 891050-10-6

         This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on January 9, 2002 (the "Original Filing"), by David M. Brewer, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Filing.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety to read as follows:

         "(a) The names of the persons filing this Statement are David M. Brewer and Joseph E. Griesedieck, III (collectively, the "Filing Persons").

         (b) The principal business address of Mr. Brewer is c/o The Madison Group, 590 Madison Avenue, 21st Floor, New York, New York 10022, and the principal business address of Mr. Griesedieck is c/o The Madison Group, 590 Madison Avenue, 21st Floor, New York, New York 10022.

         (c) The principal business of Mr. Brewer is serving as an investor and entrepreneur, and the principal business of Mr. Griesedieck is an investor and entrepreneur.

         (d) During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Filing Persons is a citizen of the United States of America."

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated in its entirety to read as follows:

         "Between November 1, 2001 and November 15, 2001, Mr. Brewer purchased 38,733 Shares for an aggregate purchase price of approximately $159,760 using personal funds.

         In December 2001, pursuant to the terms and provisions of that certain Agreement and Plan of Merger (the "Merger Agreement"), by and among the Issuer, MOC Acquisition Corporation and Madison Oil Company ("Madison"), dated as of October 3, 2001, (i) Mr. Brewer acquired 1,266,261 Shares upon the exchange of shares of common stock of Madison held directly by Mr. Brewer, (ii) PHD Partners, LP, a partnership indirectly controlled by Mr. Brewer ("PHD Partners"), acquired 124,433 Shares upon the exchange of shares of common stock of Madison held directly by PHD Partners and (iii) a convertible debenture of Madison in the principal amount of $2,159,746 held by PHD Partners, which convertible debenture was initially convertible into shares of common stock of Madison, was amended to become convertible into an aggregate of 319,962 Shares (as amended, the "Madison Convertible Debenture").

         On April 25, 2002, Mr. Brewer transferred an aggregate of 38,733 Shares to JD Associates, an investment venture jointly formed by Messrs. Brewer and Griesedieck ("JD Associates"), in exchange for no consideration.

         On March 20, 2003, JD Associates purchased an aggregate of 5,000 Shares for an aggregate purchase price of approximately $12,050 using personal funds contributed by Mr. Griesedieck.





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         On March 24, 2003, Mr. Griesedieck purchased an aggregate of 5,000
Shares in accounts held by his children for an aggregate purchase price of approximately $12,100 using personal funds."

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety to read as follows:

         "The Filing Persons acquired the Shares described herein for investment purposes. Except as described herein, the Filing Persons do not have any present plans or intentions which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, market and industry conditions, the Filing Persons may also acquire additional Shares, or sell all or part of their Shares, in open market or privately negotiated transactions. Any open market or privately negotiated purchases or sales of the Shares may be made by the Filing Persons at any time without prior notice.

         Depending upon the foregoing factors and to the extent deemed advisable in light of the general investment policies of the Filing Persons, or other factors, the Filing Persons may formulate other purposes, plans, or proposals regarding the Issuer or the Shares, including suggesting individuals that the Issuer might consider adding to its Board of Directors. The foregoing is subject to change at any time, and there can be no assurance that the Filing Persons will take any of the actions set forth above."

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety to read as follows:

         "(a) The Filing Persons may be deemed to beneficially own 1,767,722 Shares (which is approximately 18.3% of the Shares based upon 9,337,517 Shares outstanding on March 31, 2003 (according to information received from the Issuer) plus (i) 319,962 Shares which PHD Partners may acquire within 60 days of March 31, 2003 upon the conversion of the Madison Convertible Debenture held by PHD Partners and (ii) 8,333 Shares which Mr. Brewer may acquire within 60 days of March 31, 2003 upon the exercise of outstanding stock options held by Mr. Brewer.

         Of the 1,767,722 Shares reported in this Item 5(a), (i) 1,266,261 Shares are held directly by Mr. Brewer, (ii) 5,000 Shares are held directly by Mr. Griesedieck's children, (iii) 43,733 Shares are held directly by JD Associates, (iv) 124,433 Shares are held directly by PHD Partners, (v) 319,962 Shares may be acquired by PHD Partners within 60 days of March 31, 2003 upon the conversion of the Madison Convertible Debenture held by PHD Partners and (vi) 8,333 Shares may be acquired Mr. Brewer within 60 days of March 31, 2003 upon the exercise of outstanding stock options held by Mr. Brewer.

         Mr. Brewer has no voting power or dispositive power over 5,000 Shares which are held directly by Mr. Griesedieck's children. Mr. Brewer expressly disclaims beneficial ownership of such Shares. The filing of this Amendment shall not be construed as an admission by Mr. Brewer that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Shares.

         Mr. Griesedieck has no voting power or dispositive power over (i) 1,266,261 Shares which are held directly by Mr. Brewer, (ii) 124,433 Shares which are held directly by PHD Partners, (iii) 319,962 Shares which may be acquired by PHD Partners within 60 days of March 31, 2003 upon the conversion of the Madison Convertible Debenture held by PHD Partners and (iv) 8,333 Shares which may be acquired by Mr. Brewer within 60 days of March 31, 2003 upon the exercise of outstanding stock options held by Mr. Brewer. Mr. Griesedieck expressly



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disclaims beneficial ownership of such Shares. The filing of this Amendment shall not be construed as an admission by Mr. Griesedieck that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Shares.

         (b) Of the 1,767,722 Shares that may be deemed to be beneficially owned by the Filing Persons, Mr. Brewer has (i) sole power to vote or direct the vote of 1,718,989 Shares, (ii) shared power to vote or direct the vote of 43,733 Shares, (iii) sole power to dispose or direct the disposition of 1,718,989 Shares and (iv) shared power to dispose or direct the disposition of 43,733 Shares.

         Of the 1,767,722 Shares that may be deemed to be beneficially owned by the Filing Persons, Mr. Griesedieck has (i) sole power to vote or direct the vote of 5,000 Shares, (ii) shared power to vote or direct the vote of 43,733 Shares, (iii) sole power to dispose or direct the disposition of 5,000 Shares and (iv) shared power to dispose or direct the disposition of 43,733 Shares.

         (c) On March 20, 2003, JD Associates purchased 5,000 Shares at a purchase price of $2.41 per share in a transaction effected in the open market.

         On March 24, 2003, Mr. Griesedieck purchased an aggregate of 5,000 Shares in accounts held by his children at a purchase price of $2.42 per share in a transaction effected in the open market.

         (d) Mr. Griesedieck's children have the right to receive dividends from, and the proceeds from the sale of, 5,000 of the 1,767,722 Shares reported in Item 5(a) above.

         (e)      Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and restated in its entirety to read as follows:

         "The Madison Convertible Debenture held by PHD Partners was issued in the principal amount of $2,159,746 with an interest rate of 10% per annum, which interest may be paid in cash or Shares. PHD Partners may convert the principal amount of the Madison Convertible Debenture into an aggregate of 319,962 Shares based upon a conversion price of $6.75 per Share. The foregoing is qualified in its entirety by reference to the Madison Convertible Debenture, attached hereto as Exhibit A.

         Mr. Brewer is a director of the Issuer. As of the date hereof, Mr. Brewer has the right to acquire up to an aggregate of 25,000 Shares upon the exercise of stock options granted to Mr. Brewer pursuant to the Issuer's 2002 Stock Option Plan and the Issuer's Amended and Restated 1994 Non-Employee Directors Plan."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and restated in its entirety to read as follows:

         "Exhibit A.    Amended and Restated Convertible Debenture, dated
                        December 31, 2001, between Madison Oil Company and PHD
                        Partners LP (Exhibit 10.15 to the Issuer's Annual
                        Report on Form 10-K for its fiscal year ended December
                        31, 2001, and incorporated by reference herein).

         Exhibit B.     Joint Filing Agreement, dated March 31, 2003, entered
                        into by and between David M. Brewer and Joseph E.
                        Griesedieck, III."


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 31, 2003


                                    By:     /s/ David M. Brewer
                                            ------------------------------------
                                            David M. Brewer



                                   By:       /s/ Joseph E. Griesedieck, III
                                            ------------------------------------
                                            Joseph E. Griesedieck, III

                                    EXHIBIT B

                             JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Toreador Resources Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of March 31, 2003.


                                   By:       /s/ David M. Brewer
                                            ------------------------------------
                                            David M. Brewer



                                   By:       /s/ Joseph E. Griesedieck, III
                                            ------------------------------------
                                            Joseph E. Griesedieck, III